April 25, 2013

VIA CONFIDENTIAL SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Diamond Resorts International, Inc.
Amendment No. 3 to
Confidential Draft Registration Statement on Form S-1
Submitted April 8, 2013
CIK No. 0001566897

Dear Mr. McTiernan:

On behalf of our client Diamond Resorts International, Inc. (the “Company”), set forth below are responses to your letter of comment dated April 18, 2013 (the “Letter”) relating to the above-referenced Confidential Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 4 to the Registration Statement (the “Amendment”).

Enclosed for your convenience is the Amendment, marked to show changes to Amendment No. 3 to the Confidential Draft Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on April 8, 2013. Please note that the Amendment also reflects various other minor changes to the Registration Statement. The Company is providing supplemental materials as Exhibit I. The Company hereby requests the return of such materials pursuant to Rule 418 under the Securities Act of 1933, as amended, and has marked them accordingly.

We have the following responses to the Staff’s comments:

Management’s Discussion and Analysis of Financial Condition, page 59

Presentation of Certain Financial Metrics, page 67

1.

We have reviewed your responses regarding your use of Adjusted EBITDA and the effects the change in estimate for vacation interest costs has on your results of operations. It appears that the elimination of the costs incurred to generate the revenue already included in your non-GAAP measure is misleading to investors. As such, please revise your filing to include the presentation of such measure or provide us with more information as to why this exclusion is appropriate.

Mr. Michael McTiernan

Securities and Exchange Commission

April 25, 2013

Response:

The Company understands and greatly appreciates that the Staff is elevating the issue addressed by this Comment number 1 to the Office of Chief Accountant – Division of Corporation Finance for further consideration. As we previously discussed with Mr. Kevin Woody, we and the Company respectfully request an opportunity to discuss the Company’s position on these matters with members of the Office of Chief Accountant – Division of Corporation Finance and any other appropriate Staff members, in person or via telephone conference, before any decision is ultimately made by the Staff.

For the following reasons, which are discussed in greater detail in the Company’s prior comment response letters, as well as the other reasons discussed in this letter, the Company continues to strongly believe that its presentation of Adjusted EBITDA is not in any way misleading:

•

The Company presents within the Registration Statement, all in compliance with Regulation G and Item 10(e) of Regulation S-K and consistent with the Commission’s guidance with respect to the presentation of non-GAAP financial measures:

o	a reconciliation of Net income to Adjusted EBITDA;

o	a description of the Company’s specific calculation of Adjusted EBITDA;

o

the Company’s rationale for why specific adjustments to Net income are made (including, in particular, why it is appropriate to exclude Vacation Interest cost of sales, while not excluding Vacation Interest sales revenue);

o	an explanation as to why the Company believes Adjusted EBITDA is useful to investors and securities analysts;

o	a description of how management uses Adjusted EBITDA as applied to the Company’s business; and

o	cautionary language as to the limitations of Adjusted EBITDA and emphasis that investors should not consider Adjusted EBITDA in isolation;

•

The Company excludes Vacation Interest cost of sales from Adjusted EBITDA, but does not exclude the revenue generated from these transactions, because Vacation Interest sales revenue (unlike Vacation Interest cost of sales) has a direct relationship to the Company’s financial performance and does not have the same potential to result in a disproportionate impact to the Company’s results for a particular period;

•

The Company has presented Adjusted EBITDA, specifically excluding Vacation Interest cost of sales therefrom, to investors in the Company’s offering materials in connection with its offering of senior secured notes in 2010 and in the Company’s registration statement on Form S-4 filed in 2011;

Mr. Michael McTiernan

Securities and Exchange Commission

April 25, 2013

•

The relative sales value method, which is the method by which the Company is required to record Vacation Interest cost of sales in accordance with ASC 978, requires the Company to make a number of projections and estimates, and, if any of these estimates are revised, the Company is required to cumulatively adjust its Vacation Interest cost of sales, with the entire adjustment being taken in the period in which the estimates are revised; and due to the disproportionate impact that these “true-up” adjustments can have on the Company’s results in the affected periods, Vacation Interest cost of sales has little to no relation to the Company’s financial performance or to any actual use of cash in the period in which such costs of sales are recorded;

•

Research analysts covering the vacation ownership industry have recognized the potential distortion of operating results that can result from the relative sales value method. See, for example, the analyst report supplementally attached as Exhibit I with respect to one of the Company’s competitors (which analyst report was also supplementally provided with the Company’s response letter dated March 7, 2013); and

•

The relative sales value method was designed for the timeshare industry at a time in which that industry focused on the development of real estate for sale as timeshare properties, but the Company has not undertaken any major development projects for over five years and, other than the planned completion of a resort now managed by the Company following its acquisition of Pacific Monarch Resorts, Inc., the Company does not have any such projects planned.

Furthermore, the Company believes that its presentation of Adjusted EBITDA is not only appropriate, but is also important to the marketing of its initial public offering (the “Offering”). The Company understands that shares of its common stock will be sold in the Offering principally to sophisticated institutional investors (including investors experienced in making investments in companies in the hospitality and vacation ownership industry). The Company expects (based, in part, upon advice from the underwriters in the Offering) that these investors will value the Company, at least in part, based upon multiples of the Company’s Adjusted EBITDA, as presented in the Registration Statement. The fact that these sophisticated institutional investors are expected to give significant weight to, and make investment decisions based upon, the Company’s presentation of Adjusted EBITDA is strong evidence in and of itself that the Company’s Adjusted EBITDA presentation is not misleading.

The Staff accurately indicates that the Company’s presentation of Adjusted EBITDA includes Vacation Interest sales revenue; however, to the extent that this Comment number 1 implies that the Company’s presentation of Adjusted EBITDA generally excludes the Company’s costs associated with its Vacation Interest sales revenue, such an implication is not accurate. The Company respectfully directs the Staff’s attention to its financial statements broken out by business segment and, in particular, the costs and expenses of the Company’s Vacation Interest Sales and Financing segment. As the Staff will note, the Company’s presentation of Adjusted EBITDA in fact includes a substantial majority of the Company’s costs attributable to the Company’s generation of Vacation Interest sales revenue (including a large portion of the Company’s costs associated with maintaining its vacation ownership interest, or VOI, inventory). Specifically, the Company includes within, and does not add-back to, its calculation of Adjusted EBITDA:

•	Advertising, sales and marketing, which:

o	represents the Company’s costs associated with selling its VOI inventory;

Mr. Michael McTiernan

Securities and Exchange Commission

April 25, 2013

o

includes, consistent with the Company’s disclosure on pages 65 and F-19 of the Registration Statement, costs and expenses incurred by the Company in connection with its advertising, sales and marketing efforts relating to Vacation Interest sales revenue eligible for revenue recognition under ASC 978; and

o	historically equals between approximately 50% and 60% of the Company’s Vacation Interest sales revenue;

•

Vacation Interest Carrying Cost, net, which represents the Company’s carrying costs associated with its unsold VOI inventory (including, with respect to North America, maintenance fees and assessments paid to HOAs and Collections related to inventory recovery agreements and, with respect to Europe, maintenance fees and assessments paid to HOAs and the European Collection related to similar inventory recovery arrangements), other than those of such costs which are capitalized to unsold Vacation Interests, net of revenue recognized from resort rentals, one-week rentals and mini-vacations, consistent with the Company’s disclosure on pages 61, 65-66, 69, F-19 and F-22 of the Registration Statement; and

•

Other operating expenses, which includes such expenses as credit card fees incurred by the Company when purchasers of VOIs remit down payments in the form of credit cards and sales incentives given to customers as motivation to purchase VOIs.

The Company notes that Adjusted EBITDA also reflects general and administrative expense, which relates in large part to the Company’s VOI sales activity.

The Company recognizes that, given the exclusion of Vacation Interest cost of sales calculated using the relative sales value method in accordance with ASC 978, some costs relating to the acquisition of VOI inventory are not included in the Company’s presentation of Adjusted EBITDA. The Company notes, however, that the exclusion of these VOI acquisition costs from Adjusted EBITDA is fully disclosed to prospective and existing investors and the public. The Company in fact includes the express statement on page 69 of the Registration Statement (based upon a comparable statement included in the Company’s registration statement on Form S-4 in direct response to a comment contained in the Staff’s letter of comment, dated April 7, 2011) that “although Vacation Interest cost of sales is also essentially a non-cash item, we make expenditures to replenish VOI inventory (principally pursuant to our inventory recovery agreements and in connection with our strategic acquisitions), and Adjusted EBITDA does not reflect our cash requirements for these expenditures or certain costs of carrying such inventory (which are capitalized).” In other words, the Registration Statement is explicit and unambiguous that certain cash costs of the Company are excluded from Adjusted EBITDA. Additionally, in light of the Staff’s comment, the Registration Statement has been revised in the Amendment on pages 61, 70 and F-19 to add additional disclosure to the effect that the Company makes cash expenditures to replenish its VOI inventory, but that such expenditures have little to no relation to the amounts the Company records as Vacation Interest cost of sales pursuant to ASC 978 in the reported periods. The Company again emphasizes that, as indicated in its prior response letter, the Company, in accordance with Regulation G and Item 10(e) of Regulation S-K,

Mr. Michael McTiernan

Securities and Exchange Commission

April 25, 2013

presents in the Registration Statement a reconciliation of Net income to Adjusted EBITDA, disclosure regarding why Adjusted EBITDA is useful to investors and analysts, and express cautionary language as to the limitations of Adjusted EBITDA. Given this robust disclosure and all of the other disclosure included in the Registration Statement regarding the Company’s presentation of Adjusted EBITDA, potential investors, with full knowledge of what the Company is doing in presenting Adjusted EBITDA, can give such weight to the Company’s presentation of Adjusted EBITDA as they consider appropriate.

The Company also continues to believe that removing the add-back for Vacation Interest cost of sales, calculated using the relative sales value method in accordance with ASC 978, in the calculation of Adjusted EBITDA would not make the Company’s presentation less “misleading.” In fact, the Company believes, for all of the reasons discussed in the Registration Statement and the Company’s prior comment response letters (in particular that Vacation Interest cost of sales does not tie back to the Company’s actual costs associated with Vacation Interest sales revenue generated in a particular period), that removing the add-back for Vacation Interest cost of sales in the calculation of Adjusted EBITDA would have the opposite effect. Furthermore, the Company does not believe it would be appropriate to replace Vacation Interest cost of sales in the Company’s Adjusted EBITDA presentation with estimated amounts that attempt to capture the VOI acquisition costs associated with Vacation Interest sales revenue recorded in the reported periods, but are not computed in accordance with GAAP. The Company notes that it did previously add, and now includes, significant disclosure on page F-32 of the Registration Statement in Note 9 – Unsold Vacation Interests, Net to the Company’s consolidated financial statements, which sets forth changes to unsold Vacation Interests, net that are reflected in the Company’s consolidated balance sheet and should assist investors in understanding the costs incurred by the Company in connection with acquisitions of VOI inventory. However, this information does not directly tie back to or otherwise reflect the Company’s costs associated with Vacation Interest sales revenue generated in the period presented.

The Company also notes, as indicated in its prior response letter, that Adjusted EBITDA and similar operating measures are, and have been, the basis of material provisions, including key financial and other covenants, in the Company’s prior and current credit-related documents (extending as far back as 2007), which were negotiated between the Company and the sophisticated counterparties to these agreements. The Company notes that, over the last several years, the Company has incurred aggregate indebtedness in excess of $900 million under these credit-related documents. The calculation of Adjusted EBITDA (or the similar operating measure) for purposes of these covenants is generally consistent with the Company’s presentation of Adjusted EBITDA in the Registration Statement (in particular as to the exclusion of Vacation Interest cost of sales). Specifically, Adjusted EBITDA is calculated, for purposes of the indenture for the Company’s senior secured notes (the “Senior Notes Indenture”), in a substantially identical manner (including as to the exclusion of Vacation Interest cost of sales) as it is calculated for purposes of the Company’s presentation in the Registration Statement (although,

Mr. Michael McTiernan

Securities and Exchange Commission

April 25, 2013

for the sake of understandability, the Company uses slightly different wording in the Registration Statement). 1 Under the Senior Notes Indenture:

•

The Company is restricted from incurring indebtedness, unless the Company has a “fixed charge coverage ratio” (which is defined, generally, to mean the ratio of the aggregate amount of “Adjusted EBITDA” to the Company’s “Consolidated Interest Expense” for a fixed period of time) that meets a specified threshold.

•

The Company is restricted from incurring any lien or encumbrance of any kind on any of its assets, except for, among other things, “Permitted Collateral Liens” (which includes liens on collateral to secure indebtedness, but so long as the Company’s “Senior Secured Debt Ratio” (which generally means the ratio of the Company’s “Total Indebtedness” to “Adjusted EBITDA”) is not greater than a specified threshold).

•

The Senior Notes Indenture requires the Company, to the extent of 50% of the Company’s “Excess Cash Flow” (which is an amount derived from Adjusted EBITDA, as described in the Senior Notes Indenture) for the year then ended, to make an offer to each holder of senior secured notes to purchase such notes at a specified price (subject to the provisions of the Senior Notes Indenture).

The Company has attached as Appendix A from the Senior Notes Indenture the definition of “Adjusted EBITDA” and related metrics based upon this definition.

The Company further notes that the counterparties to the Company’s credit-related agreements are sophisticated institutional investors and sophisticated financial institutions experienced in evaluating investments of the type made in the Company’s senior secured notes and/or making credit-related decisions, as applicable. For example, the Company’s senior secured notes were initially offered and sold only to Qualified Institutional Buyers. Credit Suisse Securities (USA) LLC (which is acting as representative of the underwriters in connection with the Offering and has acted as structuring agent and bookrunner in the Company’s 2009, 2011 and 2013 consumer loan securitizations, as an initial purchaser in the Company’s 2010 offering of senior secured notes, and has arranged one of the Company’s conduit facilities and arranged amendments to one of the Company’s conduit facilities) has advised the Company that the information used to market those senior secured notes included the Company’s Adjusted EBITDA, calculated in a substantially identical manner as it is calculated for purposes of the Registration Statement (and, in any event, in a manner that excluded Vatican Interest cost of sales).2 The fact that the Company’s credit-related arrangements include covenants based upon, and that the sophisticated

[1]

One difference between the Company’s presentation of Adjusted EBITDA in the Registration Statement, as compared to the Senior Notes Indenture, is the Company’s elimination from the Registration Statement of the adjustment to add back to Adjusted EBITDA non-cash charges for changes in estimated defaults on consumer loans originated in prior periods (which revision was made in direct response to Comment number 6 in the Staff’s letter of comment dated March 22, 2013). The Company notes to the Staff that the only year since the Company’s acquisition of Sunterra Corporation in 2007 in which the Company has made any adjustment to Adjusted EBITDA relating to changes in estimated defaults on consumer loans originated in prior periods was 2008, and, accordingly, this adjustment is no longer relevant to the Company. Further, for purposes of the Senior Notes Indenture, Adjusted EBITDA excludes amounts related to any “Unrestricted Subsidiary” (as such term is defined in the Senior Notes Indenture). Note also that the Company deducts gains on bargain purchase from its calculation of Adjusted EBITDA for purposes of the Registration Statement; any such gains on bargain purchase are similarly excluded from the calculation of Adjusted EBITDA for purposes of the Senior Notes Indenture as “non-cash items of income.”

[2]	See footnote 1.

Mr. Michael McTiernan

Securities and Exchange Commission

April 25, 2013

institutional investors and sophisticated financial institutions party to these credit-related arrangements made investment and credit-related decisions and continue to rely upon, the Company’s presentation of Adjusted EBITDA calculated in a substantially identical manner as it is calculated for purposes of the Company’s presentation in the Registration Statement (or similar operating measures), is further compelling evidence that the Company’s presentation of Adjusted EBITDA is not misleading. The Company believes that it is essential to continue presenting Adjusted EBITDA to the investors in its senior secured notes. Given the significance that these sophisticated counterparties place on the Company’s presentation of Adjusted EBITDA (or similar operating measure) and their reliance upon such financial measure, the Company fails to see why it would be inappropriate to also provide comparable information to prospective investors in the Offering and, after the Offering, the Company’s stockholders, or how such presentation could be misleading.

Once again, the Company would appreciate the opportunity to discuss these matters with the Staff and/or the Office of the Chief Accountant further at the Staff’s earliest convenience.

Results of Operations, page 71

2.

We have reviewed your response to comment 9 of our letter dated March 22, 2013. Please revise your filing to include the detailed information provided to us in your response regarding the change in vacation interest cost of sales. The updated disclosures should quantification of the effects of each factor.

Response:

The Registration Statement has been revised in the Amendment beginning on page 79 to disclose detailed information regarding the factors contributing to the decrease in Vacation Interest cost of sales from 2010 to 2011, including quantification of the effects of each factor.

Financial Statements

For the Year Ended December 31, 2012 and 2011

Notes to Consolidated Financial Statements

Note 5. Mortgages and Contracts Receivable and Allowances for Loan…, page F-26

3.

We note your disclosure that the negative provision for purchases portfolios for the year ended December 31, 2012 resulted from a change in estimate based on the final appraisal of the purchased Mystic Dunes mortgage pool. Please provide additional details of the facts and circumstances that lead to this adjustment.

Response:

Mr. Michael McTiernan

Securities and Exchange Commission

April 25, 2013

In light of the Staff’s comment, the Registration Statement has been revised in the Amendment beginning on page F-26 to break what was previously shown as the Provision for purchased portfolio line item into two separate line items ((i) Provision for purchased portfolio and (ii) Adjustment for purchased portfolio) and provide further detail regarding the facts and circumstances that lead to the adjustments to these components of Mortgages and contracts receivable. As disclosed beginning on page F-26 of the Amendment, these adjustments did not have any impact on the fair value or the total Mortgages and contracts receivable, net reported in the consolidated balance sheets as of December 31, 2012 and 2011 included in the Registration Statement. The Registration Statement has been further revised in the Amendment on page F-59 in Note 21 – Business Combinations to add a cross reference to this revised disclosure.

Note 21. Business Combinations, page F-60

4.

We note your response to comment 12 of our letter dated March 22, 2013. In regards to the customer relationships, please disclose the time period over which the cash flows were estimated and how management arrived at the estimate.

Response:

The Registration Statement has been revised in the Amendment on pages F-60 and F-63 to revise the existing, and add further, disclosure, regarding the period over which the Company estimated cash flows and how management arrived at the estimate in determining the value of customer relationships acquired pursuant to each of the Company’s acquisition of assets of Tempus Resorts International, Ltd. and the Company’s acquisition of Pacific Monarch Resorts, Inc.

We also respectfully note for the Staff that we submitted, at the request of Ms. Louise Dorsey in the Office of Chief Accountant – Division of Corporation Finance, on April 24, 2013, on behalf of the Company, a revised letter requesting a waiver of financial reporting and disclosure requirements (as described in detail in such letter) in connection with the Registration Statement. We are available to discuss with Ms. Dorsey, any other members of the Office of Chief Accountant – Division of Corporation Finance and any other appropriate Staff members the matters covered in our revised waiver request at the Staff’s earliest convenience.

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5493. Thank you for your prompt attention to this matter.

Very truly yours,

Mark D. Wood

Mr. Michael McTiernan

Securities and Exchange Commission

April 25, 2013

Enclosures

cc:	David F. Palmer
C. Alan Bentley
Howard S. Lanznar
Lisa M. Gann
Jared T. Finkelstein
Kris F. Heinzelman
Joseph D. Zavaglia
Louise Dorsey
Kevin Woody
Shannon Sobotka
Kristina Aberg

Appendix A

Senior Notes Indenture:

Article I - Definitions and Incorporation by Reference:

“Adjusted EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(i)	all income tax expense (benefit) for such period, including any applicable amounts distributed to a Company Holder pursuant to Section 4.04(b)(ix) so deducted; plus
(ii)	Consolidated Interest Expense for such period; plus
(iii)	depreciation and amortization for such period; plus
(iv)	vacation interest cost of sales for such period; plus [Emphasis added]
(v)	loss on extinguishment of debt for such period; plus
(vi)	impairments and other write-offs for such period; plus
(vii)	loss on the sale of assets for such period; plus
(viii)	amortization of loan origination costs for such period; plus
(ix)	amortization of portfolio discount for such period; plus
(x)	all other non-cash charges for such period (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period); less
(xi)	gain on the sale of assets for such period; less
(xii)	amortization of portfolio premium for such period; less
(xiii)	all non-cash items of income for such period (excluding any non-cash accruals of revenue in the ordinary course of business to the extent required by accrual-based accounting).

Notwithstanding the foregoing, items specified in clauses (i) and (iii) through (xiii) above that are attributable to a Restricted Subsidiary shall be added to Consolidated Net Income to compute Adjusted EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that such items of such Restricted Subsidiary were included in calculating Consolidated Net Income and only, with respect to items (i) and (iii) through (x), if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Excess Cash Flow” means, for any fiscal period of the Company, an amount equal to:

(i)	Adjusted EBITDA for such period; less
(ii)

Capital Expenditures for such period; provided, that, for purposes of this calculation, Capital Expenditures shall not exceed $10.0 million in any twelve-month period (or, if applicable, $2.5 million in any three-month period); less

(iii)	Consolidated Interest Expense paid in cash for such period; less

(iv)	the aggregate amount of cash distributed as Restricted Payments during such period as permitted by Section 4.04(b)(ix); less
(v)

any mandatory payments by the Company and its Restricted Subsidiaries on any Permitted Securitization (other than the Conduit Facility, the Quorum Facility or any similar facility) made during such period, except to the extent that any such payments were financed by the proceeds received from the incurrence of any other Indebtedness (net of any fees, expenses and Hedging Obligation breakage costs or benefits associated with such incurrence); plus

(vi)

the amount of the increase, if any, in the aggregate amount outstanding on the Conduit Facility, the Quorum Facility or any similar facility during such period (provided, that for purposes of determining such amount, any changes during such period attributable to any voluntary prepayments on such facilities or any payments on such facilities financed by the proceeds received from the incurrence of any other Indebtedness (net of any fees, expenses and Hedging Obligation breakage costs or benefits associated with such incurrence) shall be disregarded); less

(vii)

the amount of the decrease, if any, in the aggregate amount outstanding on the Conduit Facility, the Quorum Facility or any similar facility during such period (provided, that for purposes of determining such amount, any changes during such period attributable to any voluntary prepayments on such facilities or any payments on such facilities financed by the proceeds received from the incurrence of any other Indebtedness (net of any fees, expenses and Hedging Obligation breakage costs or benefits associated with such incurrence) shall be disregarded); plus

(viii)	Consolidated Change in Working Capital for such period, if positive; plus
(ix)	Consolidated Change in Working Capital for such period, if negative.

“Fixed Charge Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of Adjusted EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements of the Company are available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(i)

if the Company or any Restricted Subsidiary has incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio is an incurrence of Indebtedness, or both, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been incurred on the first day of such period;

(ii)

if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Cash Equivalents used to repay, repurchase, defease or otherwise discharge such Indebtedness;
(iii)

if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale, Adjusted EBITDA for such period shall be reduced by an amount equal to Adjusted EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Sale for such period, or increased by an amount equal to Adjusted EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(iv)

if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(v)

if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Sale, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (iii) or (iv) above if made by the Company or a Restricted Subsidiary during such period, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any interest rate hedging agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months). If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

“Permitted Collateral Liens” means (a) (i) any Lien on the Collateral to secure:

(3)

any other Indebtedness incurred pursuant to Section 4.03; provided, however, that (x) no Default shall have occurred and be continuing at the time of the incurrence of such Indebtedness or after giving effect thereto and (y) the Secured Debt Ratio of the Company, calculated on a pro forma basis after giving effect to the incurrence of such Indebtedness, would be no greater than 2.5 to 1.0;

“Secured Debt Ratio”, as of any date of determination, means the ratio of (1) Total Indebtedness of the Company and its Restricted Subsidiaries that is secured by Liens on any of the Collateral as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) Adjusted EBITDA for the most recently ended four full fiscal quarters or which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Total Indebtedness and Adjusted EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

Section 4.03. Limitation on Indebtedness:

(a) The Company shall not and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness; provided, however, that the Company, the Issuer or any Subsidiary Guarantor will be entitled to incur Indebtedness if, on the date of such incurrence and after giving effect thereto on a pro forma basis, the Fixed Charge Coverage Ratio exceeds 2.0 to 1.0 (any Indebtedness incurred pursuant to this Section 4.03(a) being herein referred to as “Ratio Indebtedness”).

Section 4.10. Offer to Purchase with Excess Cash Flow:

(a) The Issuer shall be required within 105 days after the end of each twelve-month period ended December 31 beginning with the twelve-month period ended December 31, 2011, to the extent of 50% of the Excess Cash Flow for the twelve-month period then ended (the “Excess Cash Flow Offer Amount”), to make an offer (an “Excess Cash Flow Offer”) to each Holder of Notes to purchase such Holder’s Notes on a pro rata basis, in whole or in part, at a price in cash (the “Excess Cash Flow Payment”) equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase; provided, however, that in the case of the twelve-month period ended December 31, 2011 only, for purposes of determining the Excess Cash Flow Offer Amount for such twelve-month period, 50% of the Excess Cash Flow for the three-month period ended December 31, 2010 shall be added to the amount that would otherwise be the Excess Cash Flow Offer Amount for the twelve-month period ended December 31, 2011; provided, further, that the Issuer shall not be required to make an Excess Cash Flow Offer in accordance with this Section 4.10 unless the Excess Cash Flow Offer Amount exceeds $5.0 million (with any lesser amount being carried forward and added to the Excess Cash Flow Amount for purposes of determining whether the $5.0 million threshold has been met for any future Excess Cash Flow Offer). Upon completion of each Excess Cash Flow Offer, the Excess Cash Flow Offer Amount shall be reset at zero.

Section 4.12. Limitation on Liens:

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind upon any of their assets, now owned or hereafter acquired, other than:

(i)

in the case of any asset that does not constitute Collateral, Permitted Liens; provided, however, that any Lien on such asset shall be permitted notwithstanding that it is not a Permitted Lien if all payments due under this Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien; and

(ii)	in the case of any asset that constitutes Collateral, Permitted Collateral Liens.

In the case of the proviso in clause (i) of this Section 4.12, if the obligations so secured are expressly subordinated by their terms to the Notes, the Lien securing such obligations shall also be so subordinated by its terms at least to the same extent.